UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended August 31, 2007.
[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GLOBAL GREEN SOLUTIONS INC. Full Name of Registrant

000-51198	37947A105
SEC FILE NUMBER	CUSIP NUMBER

789 West Pender Street, Suite 1010 Vancouver, British Columbia Canada V6C 1H2 Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     Management encountered some complex accounting issues in connection with potential and actual business combinations completed during the period ended August 31, 2007. Without unreasonable effort or expense, additional time is required to complete the preparation of the Company's financial statements for the period and the review of those financial statements by the Company's auditors in time for filing. As a result of this delay, the Company is unable to file its interim report on Form 10-QSB within the prescribed time period. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Arnold Hughes
789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada V6C 1H2
(604) 606-7979

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes [X]     No [   ]

3.	Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [   ]     No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Green Solutions Inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 16th day of October, 2007.

GLOBAL GREEN SOLUTIONS INC.
(the Registrant)

BY:   ARNOLD HUGHES
         Arnold Hughes
         Principal Financial Officer, Principal Accounting
         Officer and Treasurer